Group Nine Acquisition Corp.

568 Broadway, Floor 10

New York, New York 10012

December 21, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Todd K. Schiffman, Pam Long Office of Real Estate & Construction

Re:	Group Nine Acquisition Corp. Draft Registration Statement on Form S-1 Submitted November 25, 2020 CIK No. 0001832250

Ladies and Gentlemen:

This letter sets forth the responses of Group Nine Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 21, 2020 (the “Comment Letter”) with respect to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on November 25, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing our Registration Statement (the “S-1”).

For your convenience, we have reproduced each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the S-1 unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in the S-1.

Cover Page of Prospectus, page i

1.	In Footnote 1, we note the reference to $1,600,000 (or up to $1,840,000 if the underwriters' over-allotment option is exercised in full) in the aggregate, payable to Code Advisors LLC on the earlier of (i) the completion of our initial business combination and (ii) December 31, 2021. If it becomes due prior to the completion of the initial business combination, clarify how it would be paid if you do not pay such amounts with a loan from your sponsor. Please further clarify whether Code Advisors has executed any waiver of rights to bring claims against the trust account for this payment and whether the sponsor has any obligation to indemnify the trust for any reduction in the amount of funds in the trust with respect to this payment. We may have additional comments after reviewing your response.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the cover page of the prospectus, as well as pages 45-46, 73, 83, 160 and F-9. Additionally, the Company notes that while Code Advisors LLC has not executed a waiver of rights to bring claims against the trust account, the sponsor has agreed to indemnify the Company for any reduction in the amount of funds in the trust account with respect to any payment arising from such claims.

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Securities and Exchange Commission

December 21, 2020

Please direct any questions or comments regarding this correspondence to our counsel, Peyton Worley of Latham & Watkins LLP, at (212) 906-1282.

Very truly yours,

Group Nine Acquisition Corp.

By: /s/ Sean Macnew Name: Sean Macnew Title: Chief Financial Officer

Cc:	Ben Lerer, Group Nine Acquisition Corp. Brian Sugar, Group Nine Acquisition Corp. Ian Schuman, Latham & Watkins LLP Peyton Worley, Latham & Watkins LLP Shagufa Hossain, Latham & Watkins LLP